

Todd Fein · 2nd

CEO at Green Diamond

Arlington, Virginia, United States ·

Contact info

500+ connections



1 mutual connection: Michael Jansen

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Green Diamond

University of Pennsylvania

Experience

CEO

Green Diamond

Oct 2008 – Present · 12 yrs 11 mos

Guide company mission and vision, steward company innovation and culture, team with and manage engagements for key clients.

Founder, Owner, COO & CFO

CadenceQuest, Inc

Oct 2001 – Sep 2008 · 7 yrs

Director of Operations

Cvent, Inc.

2000 – 2001 · 1 yr

Manager
American Management Systems
1995 – 2000 · 5 yrs

Manager
American Management Systems (AMS)
1995 – 2000 · 5 yrs

Education

University of Pennsylvania
BS Engineering, BS Economics, Systems Science and Finance
1990 – 1995
Activities and Societies: Delta Kappa Epsilon, Soccer, Hexagon

The Wharton School
Finance
1990 – 1995

Beachwood High School

Skills & endorsements

Management · 66

Endorsed by **3 of Todd's colleagues at Green Diamond**


Endorsed by **9 people who know Management**

Management Consulting · 45

Endorsed by **6 of Todd's colleagues at Qlarion**

Consulting · 44

Endorsed by **2 of Todd's colleagues at Green Diamond**

Endorsed by **6 people who know Consulting**

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